UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE GREENBRIER COMPANIES, INC.

(Name of Subject Company (issuer))

THE GREENBRIER COMPANIES, INC.

(Name of Filing Person (offeror))

2.375% Convertible Senior Notes due 2026

(Title of Class of Securities)

393657AC5 and 393657AD5

(CUSIP Numbers of Class of Securities)

Martin R. Baker

Senior Vice President, Chief Compliance Officer & General Counsel

One Centerpointe Drive, Suite 200

Lake Oswego, OR 97035

(503) 684-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stephen D. Cooke

Paul Hastings LLP

695 Town Center Drive

Seventeenth Floor

(714) 668-6264

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$67,724,000	$9,237.56

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 2.375% Convertible Senior Notes due 2026 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of April 15, 2013, there was $67,724,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $67,724,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is with respect to the Indenture, dated as of May 22, 2006 (the “Indenture”), among The Greenbrier Companies, Inc., a Oregon corporation (the “Company”), the guarantors named therein and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), for the Company’s 2.375% Convertible Senior Notes due 2026 (the “Notes”).

This Schedule TO is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes as set forth in the Issuer Put Right Notice for 2.375% Convertible Senior Notes due 2026, dated April 15, 2013 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a)-(b) Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

(a)-(b) Not applicable.

Item 12. Exhibits.

(a)(1)	Issuer Put Right Notice for 2.375% Convertible Senior Notes due 2026, dated April 15, 2013.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press release issued by the Company on April 15, 2013.

(b)	Second Amended and Restated Credit Agreement, dated as of June 30, 2011 among the Company, Bank of America, N.A., as Administrative Agent, Union Bank, National Association, as Syndication Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Book Manager, and the lenders identified therein (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 7, 2011 and incorporated herein by reference)

(d)(1)	Indenture, dated as of May 22, 2006, among the Company, the Guarantors named therein and U.S. Bank National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 25, 2006 and incorporated herein by reference)

(d)(2)	Registration Rights Agreement, dated as of May 22, 2006, among the Company, the Guarantors named therein, Bear, Stearns & Co. Inc. and Banc of America Securities LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2006 and incorporated herein by reference)

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GREENBRIER COMPANIES, INC.

By:	/s/ Mark J. Rittenbaum
	Name:	Mark J. Rittenbaum
	Title:	Executive Vice President
Chief Financial Officer

Date: April 15, 2013

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)	Issuer Put Right Notice for 2.375% Convertible Senior Notes due 2026, dated April 15, 2013

99(a)(2)	None

99(a)(3)	None

99(a)(4)	None

99(a)(5)	Press release issued by the Company on April 15, 2013

99(b)	Second Amended and Restated Credit Agreement, dated as of June 30, 2011 among the Company, Bank of America, N.A., as Administrative Agent, Union Bank, National Association, as Syndication Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Book Manager, and the lenders identified therein (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 7, 2011 and incorporated herein by reference)

99(d)(1)	Indenture, dated as of May 22, 2006, among the Company, the Guarantors named therein and U.S. Bank National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 25, 2006 and incorporated herein by reference)

99(d)(2)	Registration Rights Agreement, dated as of May 22, 2006, among the Company, the Guarantors named therein, Bear, Stearns & Co. Inc. and Banc of America Securities LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2006 and incorporated herein by reference)

99(g)	None

99(h)	None